Lang Michener LLP
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December 18, 2007

BY FAX (202) 772-9368

FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Mr. John W. Madison Attorney, Division of Corporate Finance

Dear Sirs/Mesdames:

Nord Resources Corporation
Form SB-2 filed October 19, 2007 (“SB-2”), as amended by
Amendment No. 1 filed on November 26, 2007 (“Amendment No. 1”)
and Amendment No. 2 filed on December 17, 2007 (“Amendment No. 2”)
SEC File No. 333-146813

Further to our telephone conversation earlier today, we write on behalf of Nord Resources Corporation (the “Company”) in connection with the Form SB-2.

As discussed with you, Moore Canada Fund (Master) LP (“Moore”), one of the selling stockholders identified in the selling stockholder table included in the SB-2, has advised us that they will be transferring all of their special warrants, being an aggregate of 3,284,000 special warrants (and representing an aggregate of 4,926,000 underlying shares of common stock of the Company which are subject to registration pursuant to the SB-2), to the following institutional purchasers:

Transferee	No. of Special Warrants
GF Aurum Offshore Partners Ltd.(1) Ugland House, S. Church Street George Town, Grand Cayman Cayman Islands, BWI	32,298

Transferee	No. of Special Warrants
Drawbridge Global Macro Master Fund Ltd.(2) Ugland House, S. Church Street George Town, Grand Cayman Cayman Islands BWI	161,489

Geologic Resource Fund LP(3) 535 Boylston Street Boston, MA 02116	371,035

Geologic Resource Fund Ltd.(4) Gardenia Court Suite 3307, 45 Market Street Carmana Bay, Cayman Islands, BWI	1,089,988

GF Aurum Partners Ltd.(5) Ugland House, S. Church Street George Town, Grand Cayman Cayman Islands, BWI	129,190

RBC Global Resources Fund(6) 77 King Street West RT Tower, Suite 2800 Toronto, Ontario M5K 1H1	1,000,000

JMM Trading LP(7) 548 King Street West, Suite 303 Toronto, Ontario M5V 1M3	500,000

Total No. of Special Warrants	3,284,000

(1)	The purchaser has identified George Ireland, Chief Investment Officer of GF Aurum Offshore Partners Ltd., as the individual who will have voting and investment power over the underlying shares.
(2)

The purchaser has identified George Ireland, Chief Investment Officer of Drawbridge Global Macro Master Fund Ltd., as the individual who will have voting and investment power over the underlying shares.

(3)	The purchaser has identified George Ireland, Chief Investment Officer of Geologic Resource Fund LP, as the individual who will have voting and investment power over the underlying shares.
(4)	The purchaser has identified George Ireland, Chief Investment Officer of Geologic Resource Fund Ltd., as the individual who will have voting and investment power over the underlying shares.
(5)	The purchaser has identified George Ireland, Chief Investment Officer of GF Aurum Partners Ltd., as the individual who will have voting and investment power over the underlying shares.
(6)	The purchaser has identified Brahm Spilfogel, VP, Portfolio Manager of RBC Global Resources Fund, as the individual who will have voting and investment power over the underlying shares.
(7)	The purchaser has identified Glenn Hunt, Partner of JMM Trading LP, as the individual who will have voting and investment power over the underlying shares.

With the exception of Geologic Resources Fund LP, Nord has been informed that all of the above purchasers are not U.S. persons, as defined in Rule 902 of Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and that they were at all material times, and continue to be located outside the United States. We understand that with respect to the purchasers outside the United States, that such transfers are being effected pursuant to the exclusion from registration provided by Rule 904 of Regulation S under the Securities Act. We further understand that the transfer is being made to the one purchaser resident in the United States as a private transaction pursuant to the so-called “section 4(1 1/2) exemption” from the registration requirements of the Securities Act. We have been advised that Moore effected the transactions to the offshore purchasers through Blackmont Capital Inc. (“Blackmont”) and to the U.S. purchaser through Blackmont Corporation, the U.S. affiliate of Blackmont. We further understand that the purchasers are existing clients of Blackmont and its U.S. affiliate.

Please advise whether you have any further questions or require additional information.

Yours truly,

/s/ Anita B. Kagna

Anita B. Kagna*
for Lang Michener LLP

*Licensed to Practice in the State of New York

ABK/
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